Registration No. 333-10485

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                                    GPU, INC.
             (Exact name of registrant as specified in its charter)
                             PENNSYLVANIA 13-5516989
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                               300 Madison Avenue
                        Morristown, New Jersey 07962-1911
                                 (973) 455-8200
          (Address, including zip code, and telephone number, including area code, of principal executive office)

                                  T. G. HOWSON
                          Vice President and Treasurer
                                    GPU, Inc.
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1911
                                 (973) 455-8200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Please send copies of all communications to:

DOUGLAS E. DAVIDSON, ESQ.                       STEPHEN K. WAITE, ESQ.
Berlack, Israels & Liberman LLP                 Winthrop, Stimson, Putnam &
120 West 45th Street                              & Roberts
New York, New York 10036-4003                   One Battery Park Plaza
(212) 704-0100                                  New York, New York 10004-1490
                                                (212) 858-1000
                              --------------------

        Approximate date of commencement of proposed sale to the public: to be determined by market conditions after the effective date of this Registration Statement.
                              --------------------

        The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED DECEMBER 17, 1997

                                   PROSPECTUS

                                7,000,000 SHARES

                                    GPU, INC.

                                  COMMON STOCK
                           (PAR VALUE $2.50 PER SHARE)

                              --------------------

          GPU, Inc. (the "Company") may offer, from time to time, up to
             7,000,000 shares (the "Additional Common Stock") of its
                        Common Stock, par value $2.50 per
   share. The Additional Common Stock may be offered in amounts, at prices and on terms to be determined at the time of the offering, which will be set forth in a Prospectus Supplement relating thereto (a "Prospectus Supplement"). The Common Stock of the Company is, and the Additional Common Stock is expected to be upon notice of issuance, listed on the New York Stock Exchange (Symbol:
    GPU). On December 10, 1997, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $39 per share.

                              --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
               SION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                      ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                              --------------------
The Additional Common Stock may be sold to or through underwriters, dealers or agents, as designated from time to time, or directly to one or more purchasers. See "Plan of Distribution". The names of any such underwriters, dealers or agents involved in the sale of the Additional Common Stock in respect of which this Prospectus is being delivered, the number of shares of Additional Common Stock to be purchased by or through any such underwriters, dealers or agents and any applicable commissions or discounts, or other terms of the offering, will be set forth in a Prospectus Supplement. The net proceeds to the Company will also be set forth in the Prospectus Supplement.

The date of this  Prospectus  is  ____________, 1997.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ADDITIONAL COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH ADDITIONAL COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".


                              AVAILABLE INFORMATION


        The  Company  is  subject  to  the  informational  requirements  of  the
Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed. The Commission maintains a Web site (http://www.sec.gov) that contains reports and other information filed electronically by the Company with the Commission.

                                ----------------

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER MAY NOT LAWFULLY BE MADE.

                              --------------------


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act are incorporated herein by reference:

        The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997; and

        The Company's Current Reports on Form 8-K dated April 2, April 11, May 7, October 15 and December 12, 1997.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Additional Common Stock shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                              --------------------


         THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED
TO: INVESTOR RELATIONS, GPU, INC., 310 MADISON AVENUE, MORRISTOWN, NEW JERSEY 07962-1957, (973) 455-8204.

                 CERTAIN CONSOLIDATED FINANCIAL INFORMATION (1)
                  (Dollars In Thousands, Except Per Share Data)
                                                                      Twelve
                      Years Ended December 31,                      Months Ended
                                                                      September
                                                                      30, 1997
                   1994             1995              1996           (unaudited)
                   ----             ----              ----           -----------

Income Summary:

  Operating
    Revenues    $3,649,516       $3,804,656         $3,918,089      $3,987,604

Net Income         163,688          440,135            298,352         322,844

Earnings Per    $     1.42       $     3.79         $     2.47      $     2.67
   Share


                                                   September 30, 1997
                                                      (unaudited)
                                                      -----------
                December 31, 1996       Actual               As Adjusted(2)
                -----------------       ------               --------------
                Amount           %      Amount          %    Amount         %
                ------           -      ------          -    ------         -

Capital
Structure:
  Long-Term
 Debt
    (includ-
    ing un-
    amortized
    net dis-
    count) (3)   $3,345,599    48.4% $3,262,825      47.0% $4,848,055      55.3%
  Preferred
    Stock
    (includ-
    ing
    premium)        190,478     2.7     170,478       2.5     170,478       1.9
  Subsidiary-
    Obligated
    Mandator-
    ily
    Redeemable
    Preferred
    Securities      330,000     4.8     330,000       4.8     330,000       3.8
  Common
    Equity(4)     3,047,587    44.1   3,173,919      45.7   3,420,078      39.0
                 ----------   -----    ----------   -----    ----------   -----

    Total        $6,913,664   100.0% $6,937,222     100.0% $8,768,611     100.0%
                 ==========   =====  ==========     =====  ==========     =====


--------------------
(1) This information should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(2) Reflects the issuance of long-term debt associated with the acquisition of PowerNet Victoria ("PowerNet") in November 1997, the sale of the Additional Common Stock offered hereby and the application of the net proceeds thereof to repay a portion of the indebtedness incurred to acquire PowerNet and the

Company's 50% ownership interest in Midlands Electricity plc ("Midlands"). Also reflects the sale of 1,491 shares and 34,933 shares of Common Stock in October and November 1997, respectively, pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan.

(3) Includes obligations due within one year.

(4) The Company has 350,000,000 shares of Common Stock authorized, of which 120,789,828 shares were outstanding at September 30, 1997.

                                   THE COMPANY

         The Company, a Pennsylvania corporation, is a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"). The Company does not directly operate any utility properties, but owns all of the outstanding common stock of three domestic electric utilities serving customers in New Jersey -- Jersey Central Power & Light Company ("JCP&L") -- and Pennsylvania -- Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"). The business of these subsidiaries (which are known collectively as "GPU Energy") consists predominantly of the generation, transmission, distribution and sale of electricity. The Company also owns all of the common stock of GPU International, Inc., GPU Power, Inc. and GPU Electric, Inc. (collectively, the "GPU International Group"), which develop, own and operate generation, transmission and distribution facilities in the United States and in foreign countries. GPU Service, Inc., a service company; GPU Nuclear, Inc., which operates and maintains the nuclear units of GPU Energy; GPU Generation, Inc., which operates and maintains the GPU Energy fossil-fueled and hydroelectric units; and GPU Advanced Resources, Inc., which engages in energy services, retail energy sales and telecommunication services, are also wholly-owned subsidiaries of the Company. The income of the Company consists predominantly of earnings on the common stock of the GPU Energy companies.

         As a registered holding company, the Company is subject to regulation by the Commission under the 1935 Act. Each GPU Energy company's retail rates, conditions of service and issuance of securities, as well as other matters relating to each GPU Energy company, are subject to regulation in the state in which such GPU Energy company operates -- in New Jersey by the New Jersey Board of Public Utilities and in Pennsylvania by the Pennsylvania Public Utility Commission. The Nuclear Regulatory Commission regulates the construction, ownership and operation of nuclear generating stations. The GPU Energy companies are also subject to wholesale and transmission rate and other regulation by the Federal Energy Regulatory Commission under the Federal Power Act. The GPU International Group is generally exempt from most regulation under the 1935 Act and from federal and state rate regulation; certain of its foreign operations are subject to rate and other regulation.

         The electric generating and transmission facilities of GPU Energy are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately five million in New Jersey and Pennsylvania. For the year 1996, GPU Energy's revenues were about equally divided between Pennsylvania customers and New Jersey customers. During 1996, residential sales accounted for about 42% of operating revenues from customers and 36% of kilowatt-hour (KWH) sales to customers; commercial sales accounted for about 35% of operating revenues from customers and 33% of KWH sales to customers; industrial sales accounted for about 21% of operating revenues from customers and 28% of KWH sales to customers; and sales to rural electric cooperatives, municipalities, street and highway lighting, and others accounted for about 2% of operating revenues from customers and 3% of KWH sales to customers. GPU Energy also makes interchange and spot market sales of electricity to other utilities.

         Through September 30, 1997, the Company had invested an aggregate of $218 million in the GPU International Group and had also guaranteed up to an additional $842 million of its obligations. In November 1997, the Company invested an additional $50 million and guaranteed an additional $450 million of GPU International Group obligations in connection with the acquisition of

PowerNet, which owns and maintains the high voltage transmission system in the State of Victoria, Australia. The PowerNet transmission system serves all of Victoria, covering 87,900 square miles and a population of approximately 4.5 million.

         The GPU International Group has ownership interests in eight operating cogeneration plants in the United States totaling 847 megawatts (MW) (of which the GPU International Group's equity interest represents 308 MW) of capacity and twelve operating generating facilities located in foreign countries totaling 3,662 MW (of which the GPU International Group's equity interest represents 704
MW) of capacity. It also has a 50% ownership interest in Midlands, a regional electricity company, which serves approximately 2.2 million customers in England. Following its acquisition of PowerNet in November 1997 and in order to comply with Victoria's cross-ownership restrictions, in December 1997, the Company tentatively agreed to sell its entire 50% interest in Solaris Power, an Australian distribution system serving customers in and around Melbourne which the Company acquired in 1995. GPU will receive approximately US $141 million and an approximately 10.36% interest in Allgas Energy Limited, an Australian gas distribution company, valued at approximately US $9.9 million. The Company intends to complete the sale in January 1998. The GPU International Group is continuing to pursue investment opportunities and has a number of projects at various stages of development.

         The Company's principal executive office is located at 300 Madison Avenue, Morristown, New Jersey 07962-1911 and its telephone number is (973) 455-8200.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The Common Stock of the Company is listed on the New York Stock Exchange. The following table shows the range of the high and low sales prices of the Common Stock based on New York Stock Exchange Composite Transactions as reported in The Wall Street Journal and the dividends paid for the period indicated.

                                                                       Dividends
Year                                          High         Low         Per Share

1995 First Quarter                           $30 5/8      $26 1/4      $    .45
         Second Quarter                       31           28 1/4           .47
         Third Quarter                        31 1/4       28 1/8           .47
         Fourth Quarter                       34           30 5/8           .47

1996 First Quarter                           $35 1/8      $31 1/8      $    .47
         Second Quarter                       35 1/4       30 1/8           .485
         Third Quarter                        35           30 1/2           .485
         Fourth Quarter                       34 3/8       30 3/4           .485

1997 First Quarter                           $36 1/8      $32          $    .485
         Second Quarter                       36 7/16      30 3/4            .50
         Third Quarter                        36 9/16      32 3/4            .50
         Fourth Quarter (through              40 1/8       35 3/8            .50
         December 10, 1997)


         On December 10, 1997, the closing price of the Common Stock was $39 per share.

         Dividend declaration dates are the first Thursday of April, June, October and December. Dividend payment dates are the last Wednesday of February, May, August and November.


                                 USE OF PROCEEDS

         Net proceeds of the sale of the Additional Common Stock will be used by the Company to repay a portion of the bank borrowings incurred by the GPU International Group to acquire its interests in Midlands and PowerNet. The bank borrowings mature in May, 2001 for Midlands and in November, 2002 for PowerNet and bear interest at variable rates, currently 8.0875% and 6.20%, respectively. Net proceeds may also be used by the Company (a) to make cash capital contributions to its subsidiaries, which in turn will apply such funds (i) to repay outstanding indebtedness, (ii) to redeem outstanding senior securities or reacquire such securities in open market transactions, (iii) for construction purposes, (iv) for other corporate purposes or (v) to reimburse their treasuries for funds previously expended therefrom for such purposes, (b) to reimburse the Company's treasury for funds previously expended therefrom for such purposes,
(c) to repay outstanding indebtedness of the Company, and (d) for other Company corporate purposes.

                         DESCRIPTION OF THE COMMON STOCK

         The holders of Common Stock, the only class of authorized capital stock of the Company, are entitled to pro rata dividends when and if declared by the Board of Directors. Each share is entitled to cumulative voting at all elections of directors and to one vote for all other purposes and to share pro rata in the Company's net assets in the event of liquidation.

         The outstanding shares of the Company's Common Stock are, and, upon the issuance thereof and payment therefor, the shares of Additional Common Stock so issued will be, fully paid and non-assessable. The outstanding shares of the Company's Common Stock are listed on the New York Stock Exchange, and it is expected that the Additional Common Stock will be listed on the New York Stock Exchange upon notice of issuance.

         The Company has 350,000,000 authorized shares of Common Stock, par value $2.50 per share. At September 30, 1997, 120,789,828 shares were issued and outstanding. Stockholders have no preemptive rights to subscribe for shares of Common Stock.

         The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., New York, New York.


                              PLAN OF DISTRIBUTION

         The Company may offer or sell Additional Common Stock to one or more underwriters for public offering and sale by them or directly to one or more purchasers. In addition, the Company may sell the Additional Common Stock to one or more agents for its or their own accounts or for resale. The Company may sell Additional Common Stock as soon as practicable after effectiveness of the Registration Statement provided that favorable market conditions exist. Any such underwriter or agent involved in the offer and sale of the Additional Common Stock will be named in an applicable Prospectus Supplement.

         Underwriters may offer and sell the Additional Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Additional Common Stock, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Additional Common Stock in block transactions to certain institutions or to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Any agent or agents may sell the Additional Common Stock to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by such agent or agents.

         Any underwriting compensation paid by the Company to underwriters in connection with the offering of Additional Common Stock, any discounts, concessions or commissions allowed by underwriters to participating dealers, any discounts or commissions allowed or paid to any agents and any other terms of the offering will be set forth in an applicable Prospectus Supplement.
Underwriters, agents and dealers participating in the distribution of the Additional Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Additional Common Stock may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, agents and dealers may be entitled, under agreement with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, and to reimbursement by the Company for certain expenses.

         In connection with the offering, the underwriters may purchase and sell the Additional Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Additional Common Stock; and short positions created by the underwriters involve the sale by the underwriters of a greater number of shares of Additional Common Stock than they are required to purchase from the Company in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the shares of Additional Common Stock sold in the offering may be reclaimed by the underwriters if such Additional Common Stock is repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares of Additional Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.


         Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company and/or any of its affiliates in the ordinary course of business.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 are incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Company by Berlack, Israels & Liberman LLP, New York, New York and for any underwriters or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. Berlack, Israels & Liberman LLP and Winthrop, Stimson, Putnam & Roberts may rely on Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania with respect to matters of Pennsylvania law. Members and attorneys of Berlack, Israels & Liberman LLP own an aggregate of 13,433 shares of the Company's Common Stock.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.




                                TABLE OF CONTENTS
                                                                       Page
                                                                       ----

         Available Information                                          2
         Incorporation of Certain Documents by Reference                2
         Certain Consolidated Financial Information                     3
         The Company                                                    4
         Price Range of Common Stock and Dividends                      5
         Use of Proceeds                                                5
         Description of the Common Stock                                5
         Plan of Distribution                                           5
         Experts                                                        6
         Legal Matters                                                  6

                                    PART II-1

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 16.Exhibits


          Exhibit No.               Description
          -----------               -----------


              23           Consent of Coopers & Lybrand L.L.P.

              24-A         Power of Attorney of T. B. Hagen

              24-B         Power of Attorney of B. S. Townsend

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Morris, State of New Jersey on the 16th day of December 1997.

                                    GPU, INC.


                                             By:               *
                                                       F.D. Hafer, Chairman





         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                        Title                      Date
     ---------                        -----                      ----

           *                  Chairman (Principal          December 17, 1997
-------------------------     Executive Officer),
(F.D. Hafer)                  President and Director

            *                 Senior Vice President        December 17, 1997
-------------------------     (Principal Financial
 (J.G. Graham)                Officer)

            *                 Vice President and           December 17, 1997
-------------------------     Comptroller (Principal
 (F.A. Donofrio)              Accounting Officer)


            *                 Director                     December 17, 1997
-------------------------
 (T.H. Black)


 /s/ T.B. Hagen               Director                     December 17, 1997
 T. B. Hagen

            *                 Director                     December 17, 1997
-------------------------
 (H.F. Henderson, Jr.)

            *                 Director                     December 17, 1997
-------------------------
 (J.M. Pietruski)

            *                 Director                  December 17, 1997
--------------------------
 (C.A. Rein)

            *                 Director                  December 17, 1997
--------------------------
 (P.R. Roedel)

 /s/ B. S. Townsend           Director                  December 17, 1997
--------------------------
 (B. S. Townsend)

            *                 Director                  December 17, 1997
--------------------------
 (C.A.H. Trost)

            *                 Director                  December 17, 1997
--------------------------
 (P.K. Woolf)




*By: /s/ T. G. Howson
    T.G. Howson, Attorney-In-Fact